Filed by Goldcorp Inc.
Pursuant to Rule 165 and Rule 425 under
the United States Securities Act of 1933, as amended

Subject Company: Wheaton River Minerals Ltd.
Commission File No. 333-121725
Date: January 27, 2005

     The attached is a transcript of the recording that is played when callers to Goldcorp Inc.’s main telephone number ((416) 865-0326) are placed on hold:

Announcer: As an investor in Goldcorp or Wheaton River, we would appreciate your support in combining these two companies! The new Goldcorp will add value on many metrics.

MUSIC

Announcer: The following sets out the highlights of what the new Goldcorp would look like:

• 2005 gold production expected to be in excess of 1.1 million ounces at a total cash cost of less than
60 dollars U.S. per ounce;

• Production expected to grow to 1.5 million ounces of gold by 2007;

• A strong balance sheet with over 500 million dollars U.S. in cash and gold bullion, with no debt;

• Proven and probable reserves of 10.5 million ounces plus additional measured and indicated
resources of 9.5 million ounces as of December 31st, 2003, all of which are unhedged;

• A combined daily average trading liquidity of over 60 million dollars U.S;

• And a Market Capitalization expected to be approximately 5 billion dollars U.S.

MUSIC

Announcer: The Goldcorp shareholder vote will take place on February 10th, but you must have your votes in by February 8th. The last day you may tender your Wheaton shares is February 14th.
Thank you for your support!

MUSIC

Announcer: Your continued patience is greatly appreciated. For further details regarding the Goldcorp/Wheaton River combination, please visit our website at www.goldcorp.com. We look forward to assisting you in just a short moment.

This document is neither an offer to purchase securities nor a solicitation of an offer to sell securities. Goldcorp has filed the following documents with Canadian securities regulatory authorities in connection with its offer to purchase all of the outstanding common shares of Wheaton River Minerals Ltd.: (1) a take-over bid circular and (2) a notice of special meeting of Goldcorp shareholders and management information circular. Goldcorp has filed the following documents with the United States Securities and Exchange Commission in connection with its offer to purchase all of the outstanding common shares of Wheaton River Minerals Ltd.: (1) a registration statement and prospectus and (2) a tender offer statement (which includes as an exhibit the notice of special meeting of Goldcorp shareholders and management information circular). Wheaton River has filed a directors’ circular with Canadian securities regulatory authorities and a solicitation/recommendation statement with United States Securities and Exchange Commission with respect to Goldcorp’s offer. Glamis Gold Ltd. has filed a take over bid circular with Canadian securities regulatory authorities in connection with its offer to purchase all of the outstanding common shares of Goldcorp. Glamis has filed the following documents with the United States Securities and Exchange Commission in connection with its offer to purchase all of the outstanding common shares of Goldcorp: (1) a registration statement and prospectus and (2) tender offer statement. Goldcorp has filed a directors’ circular with Canadian securities regulatory authorities and a solicitation/recommendation statement with United States Securities and Exchange Commission with respect to Glamis’ offer. Wheaton River investors and shareholders are strongly advised to read the Goldcorp registration statement and prospectus, the Goldcorp tender offer statement and the Wheaton River solicitation/recommendation statement, as well as any amendments and supplements thereto, because they contain important information. Goldcorp investors and shareholders are strongly advised to read the Goldcorp notice of special meeting of Goldcorp shareholders and management information circular (which is included as an exhibit to Goldcorp’s tender offer statement) and the Goldcorp solicitation/recommendation statement, as well as any amendments and supplements thereto, because they contain important information. Investors and shareholders may obtain a free copies the documents described above at www.sedar.com or from the Securities and Exchange Commission’s website at www.sec.gov. Free copies of the following documents can also be obtained by directing a request to Goldcorp at the address referred to below: (1) the Goldcorp take-over bid circular, (2) the related letter of transmittal, (3) the Goldcorp notice of special meeting of Goldcorp shareholders and management information circular, (4) the Goldcorp registration statement and prospectus, (5) the Goldcorp tender offer statement, (6) the Goldcorp directors’ circular, (7) the Wheaton River directors’ circular and (8) certain other documents.

For further information, please contact:

Goldcorp Inc.:

Ian Ball
Investor Relations
Goldcorp Inc.
145 King Street West
Suite 2700
Toronto, Ontario
M5H 1J8
Telephone: (416) 865-0326
Fax: (416) 361-5741
e-mail: info@goldcorp.com
website: www.goldcorp.com